Cosmos Holdings Inc.

141 West Jackson Boulevard

Chicago, IL 60604

December 1, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Janice Adeloye

Re:	Cosmos Holdings Inc.
Form S-3 Registration Statement
File No. 333-267550

Dear Ms. Adeloye:

As counsel to Cosmos Holdings Inc. (the “Company”), we are filing Amendment No. 2 to the above‑captioned Registration Statement in response to the staff’s comment letter dated November 15, 2022. In addition, we have removed from the registration statement the Prospectus Supplement previously filed with this Registration Statement. For ease of reference we are repeating below the staff’s comments in the order as set forth in the comment letter.

Amendment No. 1 to Form S-3

General

1.

Please file a legal opinion that covers the $50 million in common stock, preferred stock, warrants, units and subscription rights being registered as part of the shelf transaction pursuant to the base prospectus. Also file a legal opinion that covers the $50 million in common stock being registered as part of the Sales Agreement transaction pursuant to the Sales Agreement prospectus.

Response No. 1

This comment has been complied with. We have refiled Exhibit 5.1 to cover $50 million in common stock, preferred stock, warrants, units and subscription rights being registered as part of the shelf registration statement.  A second legal opinion to cover common stock as part of the Sales Agreement is not being filed, as the prospectus supplement is being removed and only the universal shelf will remain in the final prospectus.

2.	Revise the filing fee table to cover the $50 million in securities being offered in the shelf offering and the $50 million in securities being offered in the Sales Agreement offering.

Response No. 2

The filing fee table has been revised to cover $50 million in common stock, preferred stock, warrants, units and subscription rights in the shelf offering. As set forth in response No. 1 the prospectus supplement is being removed and the securities being offered in the Sales Agreement have been removed.

3.

Revise your filing, including on pages 1 and S-1, to clarify, if true, that the 21,297,788 shares of common stock that you anticipate offering in the near-term are being offered pursuant to the Sales Agreement.

Response No. 3

The Rule 424(b)(3) prospectus will delete any reference to the 21,297,788 shares of common stock as they are no longer being offered pursuant to the Sales Agreement.

Division of Corporation Finance

Securities and Exchange Commission

Janice Adeloye

December 1, 2022

Please do not hesitate to contact the undersigned at (646) 428-3210 should you have any questions.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker, Partner